Exhibit 99.1

June 9, 2017

CONFIDENTIAL
VIA EMAIL

Members of the Board of Directors
Norsat International Inc.
Attention: Dr. Amiee Chan
Director, President and Chief Executive Officer
110-4020 Viking Way

Richmond, British Columbia

V6V 2L4 Canada

Dear Amiee and Members of the Board of Directors,

Privet Fund LP, acting through Privet Fund Management LLC (collectively, “Privet”), is currently the largest shareholder of Norsat International Inc. (“Norsat” or the “Company”), owning approximately 17.6% of the total outstanding shares of the Company. We are pleased to present this proposal (the “Proposal”) to acquire Norsat for US$11.50 per share in cash. We specifically highlight to the Board that our price is higher than the price in the Existing Arrangement Agreement (as defined below) by US$0.25 per share. As our Proposal provides increased consideration to shareholders on substantially similar terms as the Existing Arrangement Agreement, we are confident that the Proposal constitutes a “Superior Proposal” as defined in the Existing Arrangement Agreement.

Transaction Overview

Privet proposes to acquire 100% of the fully diluted shares of the Company for US$11.50 per share in cash, payable at closing. Privet anticipates the transaction will be structured as a plan of arrangement, pursuant to the Business Corporations Act of British Columbia, identical to the current structure agreed to by the Company pursuant to its existing March 24, 2017 Arrangement Agreement with Hytera Communications Co., Ltd. and Hytera Project Corp. (collectively, “Hytera”), as amended by the Amending Agreement dated May 30, 2017 (together, the “Existing Arrangement Agreement”).

Financing and Approvals

Privet will provide all of the equity capital necessary for the Proposal pursuant to the form of Equity Commitment Letter and Sponsor Guarantee, attached to this proposal as Exhibit A and Exhibit B, respectively. In addition, Privet has obtained amending letters to the May 12, 2017 senior debt loan commitment letter from Bank of Montreal and the May 12, 2017 subordinated debt loan commitment letter from Bank of Montreal d.b.a. BMO Capital Partners, which are attached as Exhibit C and Exhibit D, respectively, to this Proposal. The Principals of Privet have approved the Proposal, and Privet does not require additional internal or external approvals to move forward. We anticipate that the required regulatory

1	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

approvals would not materially impact the timing or certainty of the transaction1. Furthermore, given Privet’s substantial existing ownership, we are highly confident that shareholder approval of the Proposal will be readily obtained.

Due Diligence and Timing

Privet and its advisors have been granted access to the Company’s data room and have completed applicable financial and legal diligence. We are prepared to move expeditiously to execute a definitive acquisition agreement that includes terms and conditions substantially similar to the Existing Arrangement Agreement (assuming that the Company Disclosure Letter to be provided by the Company does not reflect any material changes form the Company Disclosure Letter provided in connection with Privet’s May 17, 2017 proposal). We previously provided the Company (and filed with the SEC) our proposed form of Arrangement Agreement (the “Arrangement Agreement”). We are prepared to deliver signature pages to the Arrangement Agreement (modifying only the per share price to be paid by Privet) and related documents if the Company’s Board of Directors determines that this Proposal constitutes a “Superior Proposal” (as defined in the Existing Arrangement Agreement).

In the event the Company’s Board of Directors determines that this Proposal constitutes a “Superior Proposal”, Privet agrees not to withdraw this Proposal while such SADI Approval is pending and until the Arrangement Agreement is executed; provided, however, Privet’s obligation under this sentence shall terminate on the earlier of the date on which (1) the parties mutually agree in writing, (2) the Industrial Technology Office of Innovation, Science and Economic Development Canada notifies the Company or Privet that it will not grant SADI Approval, (3) July 30, 2017 or (4) Hytera agrees to amend the terms of the Existing Arrangement Agreement and the Company determines that this Proposal no longer continues to be a Superior Proposal when assessed against the Existing Arrangement Agreement, as proposed to be amended.

Except as set forth in the foregoing sentence, for the avoidance of doubt, no binding obligation on the part of Privet or the Company shall arise with respect to this Proposal or any possible Transaction unless and until a definitive acquisition agreement satisfactory to Privet and the Company is executed and delivered.

We and our legal advisors are available to discuss this Proposal at your convenience. Please do not hesitate to contact any of the individuals below should you need any additional information or clarification.

1 Privet has already begun the SADI approval process and expects to receive notification of approval shortly. Privet has also commenced discussions with the IRD pertaining to the Investment Canada Act and does not expect to receive notification of a review.

2	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

Privet Fund Management LLC Ryan Levenson Managing Member 79 West Paces Ferry Road Suite 200-B Atlanta, GA 30305 Telephone: 404.419.2670 E-mail: ryanl@privetfund.com

Bryan Cave LLP

Rick Miller

Partner

1201 W. Peachtree St., NW

One Atlantic Center, 14th Floor

Atlanta, GA 30309

Telephone: 404.572.6787

E-mail: rick.miller@bryancave.com

SkyLaw Professional Corporation

Kevin R. West

Partner

3 Bridgman Avenue, Suite 204

Toronto, ON Canada  M5R 3V4

Telephone: 416.759.5299

E-mail: kevin.west@skylaw.ca

Sincerely,

Ryan Levenson
Managing Member
Privet Fund Management LLC

3	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305